UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

HALL STRUCTURED FINANCE II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas	75-2503042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2323 Ross Avenue, Suite 200 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this Semiannual Filing.

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2021 and audited historical financial statements and related notes thereto as of and for the year ended December 31, 2020.

Overview

Hall Structured Finance II, LLC (“HSF” or the “Company”) is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing (collectively, the “Loans” and each individually a “Loan”) on a value-add basis to unaffiliated borrowers (the “Borrowers”) for hotel, office, multifamily, condominium and mixed use and various other real estate projects (the “Projects”) located throughout the United States. We focus on debt financing opportunities that are underserved by banks and other institutional providers of debt. Our primary focus has been in providing first lien construction financing, that is non-recourse upon completion. Our loan programs are designed to provide financing options to real estate investors and developers in meeting their financing needs as an alternative to conventional lending programs offered by banks and other institutional capital providers. We offer creative loan structures and efficient loan execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations - Six-month period ended June 30, 2021 compared to six-month period ended June 30, 2020.

Our results on continuing operations for the six-month periods ended June 30, 2021 and 2020 were as follows:

	For the Six Months Ended
	June 30
	2021	2020	Variance
Net interest income:
Interest income	$42,941,020	23,998,450	18,942,570
Interest expense	(12,040,853)	(9,515,810)	(2,525,043)
Net interest income	30,900,167	14,482,640	16,417,527

Noninterest expense:
Management fee	1,563,706	892,592	671,114
General and administrative	364,335	257,619	106,716
Total noninterest expense	1,928,041	1,150,211	777,830

Net income, before noncontrolling interest	28,972,126	13,332,429	15,639,697
Less net income attributable to noncontrolling interest	(614,196)	(515,373)	(98,823)

Net income attributable to Hall Structured Finance II, LLC	$28,357,930	12,817,056	15,540,874

2

Interest Income – Interest income was $42,941,020 for the six-month period ended June 30, 2021, an increase of $18,942,570 from the interest income for the six-month period ended June 30, 2020. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables, the number of loans outstanding, and prepayment fees on three loan payoffs.

Interest Expense – Interest expense was $12,040,853 for the six-month period ended June 30, 2021, an increase of $2,525,043 from interest expense for the six-month period ended June 30, 2020.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable and number of loans outstanding.

Management Fee – The Management Fee for the six-month period ended June 30, 2021 was $1,563,706, an increase of $671,114 from Management Fee for the six-month period ended June 30, 2020. The increase in general and administrative expenses attributable to the Company, specifically related to increases in staff and related payroll and personnel costs. Pursuant to the terms of the Management Agreement, the Manager is to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes, among other items, payroll and benefit costs related to the personnel engaged in the work of the Company on exclusive basis and certain personnel on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover certain direct general and administrative expenses payable to unaffiliated third parties which include among other items certain legal expenses, advertising costs, and accounting expenses.

General and Administrative – General and administrative expenses were $364,335 for the six-month period ended June 30, 2021, an increase of $106,716 from general and administrative expenses for the six-month period ended June 30, 2020.  The increase was primarily attributable to an increase in direct marketing costs.

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $614,196 for the six-month period ended June 30, 2021, an increase of $98,823 from net income attributable to the noncontrolling interests for the six-month period ended June 30, 2020.   This increase was primarily attributable to the new loan activity.

Liquidity and Capital Resources

We had loan receivables outstanding of $590,139,526 as of June 30, 2021, of which $295,283,079 is due within the next year. As of June 30, 2021, we had $411,222,616 of loans payable secured by a collateral assignment of individual loan receivables noted above, of which $197,685,072 is due within the next year.

As of June 30, 2021, we had $120,665,083 of cash and cash equivalents. We believe that the cash flow from Loans and the available cash and cash equivalents on hand will be sufficient to meet our expenses and other obligations during the next year.

Plan of Operations

We believe we have sufficient existing capital resources to fund our current lending obligations over the next 12 months under our current business model. The number of future projects that we will be able to finance will depend on, in part, the continuation of the availability of related debt financing. We expect existing sources of financing, together with new bank loans, will be sufficient for us to implement our immediate business plan.

3

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 caused volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments, if any, will depend on future developments, which cannot be predicted.

In response to COVID-19, the Company temporarily halted new loan origination efforts during most of 2020, relaunching new loan origination efforts in late 2020. We expected it would take several months to rebuild and establish our loan origination pipeline, which it has. However, we currently have a robust loan origination pipeline including approximately $400,000,000 in new prospective loans where key business terms have been negotiated and due diligence deposits have been received. We are in varying levels of the closing and/or due diligence process on these prospective new loans. We anticipate a number of additional new loans will close during the remainder of 2021. We have one loan past due and are working with the borrower on a resolution. We believe the collateral value of the loan is in excess of the loan balance and outstanding interest and therefore the loan is not impaired.

Trend Information

HSF originated $17 million in new Loan commitments in the first six months of 2021, as compared to no new Loan commitments originated during the first six months of 2020. In addition, as of June 30, 2021, we had $119 million in prospective new Loan commitments which had been approved by the Loan Committee that were in the final due diligence, and documentation process. Further, as of June 30, 2021, we had $271 million in prospective new Loan commitments which are in the due diligence phase where project sponsors have provided to HSF a due diligence deposit and executed an HSF approved loan application granting exclusivity to HSF as lender for a period of time and subject to loan approval by HSF at its sole and absolute discretion.

For the years 2016 to June 30, 2021, the average size of our Loan commitments was approximately $31.8 million.

Item 2.	Other Information

None

Item 3.	Financial Statements

4

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

Six-Month Period ended June 30, 2021

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$120,665,083	86,553,697
Restricted cash	3,959,763	5,946,185
Accounts receivable	151,200	38,779
Interest receivable	5,037,577	4,116,472
Other current assets	7,155,514	2,577,120
Mortgage loans receivable, current (note 2)	295,283,079	265,401,916
Total current assets	432,252,216	364,634,169
Mortgage loans receivable, net - long-term (note 2)	288,317,267	314,440,444
Total assets	$720,569,483	679,074,613

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$4,287,064	6,072,537
Accounts payable and other current liabilities	3,545,768	4,580,676
Loans payable, current (note 3)	197,685,072	187,853,056
Total current liabilities	205,517,904	198,506,269
Loans payable, net - long-term (note 3)	212,306,845	237,348,704
Loan payable - credit facility, net (note 4)	50,570,721	18,682,625
Debenture notes, net and other note payable (note 5)	50,777,178	50,815,539
Affiliated notes payable (note 6(c))	9,990,993	10,995,166
Total liabilities	529,163,641	516,348,303
Commitments and contingencies (note 7)

Total Hall Structured Finance II, LLC capital	186,466,471	158,100,154
Noncontrolling interest	4,939,371	4,626,156
Total member's capital	191,405,842	162,726,310
Total liabilities and member's capital	$720,569,483	679,074,613

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Income

(Unaudited)

	For the Six Months Ended
	June 30
	2021	2020
Net interest income:
Interest income	$42,941,020	23,998,450
Interest expense	(12,040,853)	(9,515,810)
Net interest income	30,900,167	14,482,640

Noninterest expense:
Management fee	1,563,706	892,592
General and administrative	364,335	257,619
Total noninterest expense	1,928,041	1,150,211

Net income, before noncontrolling interest	28,972,126	13,332,429
Less net income attributable to noncontrolling interest	(614,196)	(515,373)

Net income attributable to Hall Structured Finance II, LLC	$28,357,930	12,817,056

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

(Unaudited)

	Hall Structured Finance II, LLC	Noncontrolling Interest	Total Member's Capital
Balances – December 31, 2019	$97,133,655	5,811,291	102,944,946

Contributions	-	1,410,000	1,410,000
Distributions	-	(438,965)	(438,965)
Change in net unrealized loss on corporate debt securities available for sale	-	-	-
Net income	12,817,056	515,373	13,332,429
Balances – June 30, 2020	109,950,711	7,297,699	117,248,410

Contributions	27,324,188	-	27,324,188
Distributions	-	(463,845)	(463,845)
Conversion of noncontrolling interest to affiliated notes payable	-	(2,426,889)	(2,426,889)
Net income	20,825,255	219,191	21,044,446
Balances – December 31, 2020	158,100,154	4,626,156	162,726,310

Contributions	8,387	70,000	78,387
Distributions	-	(370,981)	(370,981)
Net income	28,357,930	614,196	28,972,126
Balances – June 30, 2021	$186,466,471	4,939,371	191,405,842

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30
	2021	2020
Cash flows from operating activities:
Net income	$28,972,126	13,332,429
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(2,542,028)	(2,900,453)
Amortization of deferred loan costs	754,341	856,334
Amortization of debenture costs	271,639	271,639
Change in assets and liabilities:
Accounts receivable	(112,421)	(147,904)
Interest receivable	(921,105)	(4,301,000)
Deferred interest included in mortgage loans receivable	(3,177,288)	-
Other current assets	(4,578,394)	150,679
Escrows payable	(1,785,473)	(564,666)
Accounts payable and other current liabilities	(1,034,908)	(798,049)
Net cash provided by operating activities	15,846,489	5,899,009
Cash flows from investing activities:
Receipt of loan commitment fees	2,710,750	497,250
Repayment of mortgage loans receivable	99,339,277	-
Increase in mortgage loans receivable	(100,088,697)	(189,947,853)
Net cash provided by (used in) investing activities	1,961,330	(189,450,603)
Cash flows from financing activities:
Proceeds from loans payable	71,185,660	147,676,461
Repayment of loans payable	(87,007,500)	-
Proceeds from loan payable - credit facility	32,300,000	-
Repayment of debentures	(310,000)	(330,000)
Payment of deferred loan costs	(554,248)	(717,991)
Proceeds from affiliate notes payable	200,000	-
Repayment of affiliated notes payable	(1,204,173)	(213,037)
Capital contributions	78,387	1,410,000
Capital distributions	(370,981)	(438,965)
Net cash provided by financing activities	14,317,145	147,386,468
Net increase (decrease) in cash, cash equivalents and restricted cash	32,124,964	(36,165,126)
Cash, cash equivalents and restricted cash at beginning of period	92,499,882	85,525,720
Cash, cash equivalents and restricted cash at end of period	$124,624,846	49,360,594
Supplemental disclosures:
Interest paid	$11,355,565	8,323,813

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by 1st mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP) and the instructions to 1-SA of Regulation A. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for future periods.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Further, the uncertainty over the ultimate impact COVID-19 will have on the global economy and the Company’s activities make estimates and assumptions for the six months ended June 30, 2021 inherently less certain than they would be absent the full potential impact of COVID-19. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, interest receivable, other current assets, escrows payable, and accounts payable and other current liabilities are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The carrying values of mortgage loans receivable, loans payable, loan payable – credit facility, debenture notes, and affiliated notes payable approximate their fair values based on interest rates and terms currently available for similar instruments.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of June 30, 2021 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets, and in most instances by a pledge of the borrower’s ownership interest. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and/or recapitalize the property, and/or the successful operation of the borrower’s business and the sufficiency of the collateral. Risks related to the Company’s mortgage loans receivable include concentration in a limited number of loans and borrowers, concentration of loans in a limited number of different markets, as to those loans which are secured by projects under construction their timely completion within the allowable budget and means of the borrower in accordance with the project specifications, and as to those loans which are secured by projects which are completed the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the amount due under the mortgage loans receivable.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(i)	Impairment and Allowance for Loan Losses

At June 30, 2021 and December 31, 2020, management determined no mortgage loans receivable were considered impaired, and all mortgage loan receivables were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. As a result, at June 30, 2021 and December 31, 2020, no mortgage loans receivable charge offs were taken, and no loan loss provision or related allowance was recorded.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect the amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, and/or the present value of expected cash flows. Generally, when the net fair value of the collateral is less than the recorded investment in the loan, any shortfall is charged off.

In evaluating whether a loan is impaired, Management assesses various criteria including (i) a stress test as to the value of the loan collateral, (ii) an analysis of the amount of and timing of equity and other subordinated capital contributed by borrowers under the Company’s mortgage loan receivables, (iii) the HPI Property Purchase Agreement (see footnote 6(a)), and (iv) the Company’s historical results and experience relating to similar loans covering multiple market cycles over the past 25 years. Based on the assessments performed, management determined that at June 30, 2021 and December 31, 2020, no specific loan reserve amounts were warranted, and that the entire amount due to the Company related to each mortgage loans receivable was supported by current collateral value and borrower equity/subordinated capital.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

If applicable, an allowance for loan losses on mortgage loan receivables may be established through a provision for loan losses charged against income. If any portion of a mortgage loan receivable is deemed to be uncollectible such amount is charged against the allowance when management believes that the collectability of principal and any deferred interest is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, the borrowers’ course of conduct in raising new equity and in meeting payments that become due, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, the HPI Property Purchase Agreement (see footnote 6(a)), and current economic conditions.

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 caused volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments, if any, will depend on future developments, which remain uncertain and cannot be totally predicted. Given that the majority of the Company's loan commitments are secured by hotels, the coronavirus pandemic and any resulting restrictions on travel could ultimately impact the payment of debt service on our loans, and the payoff at scheduled maturity of our loans, depending on the length of time such restrictions may remain in place and the economic environment following the removal of such restrictions. As a result of the above, the Company has either entered into from time to time and/or may in the future enter into agreements related to certain of its loans providing for a reduction in the debt service pay rate for a limited period of time, generally less than 12 months (“Forbearance Agreements”). All Forbearance Agreements entered into since the onset of the COVID-19 pandemic have provided that the borrower contribute additional equity and/or other subordinated capital in support of property operations and debt service, and the full accrual of interest at the contract rate has remained in place. The difference in the interest accrued at the current rate and the contract rate is considered “deferred interest” and is included in mortgage loans receivable in the accompanying consolidated balance sheets. Deferred interest included in mortgage loans receivable amounted to $11,090,618 and $7,913,330 at June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021, Forbearance Agreements of the nature described above were effective with nine borrowers representing approximately $214 million in outstanding principal as of the same date, as compared to nine borrowers representing approximately $222 million in outstanding principal as of December 31, 2020.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law. The CARES Act includes an option for financial institutions to suspend the requirements of US GAAP for certain loan modifications related to the COVID-19 pandemic that would otherwise be categorized as a troubled debt restructure (TDR). In response, on April 3, 2020, the SEC's Chief Accountant issued a statement that financial statements prepared in accordance with this election would be considered to be prepared in accordance with US GAAP. Under the CARES Act, a financial institution may elect not to apply TDR accounting to modifications, including forbearance arrangements, interest rate modifications, repayment plans, and any other similar arrangements that defer or delay the payment of principal or interest, that meet the following conditions: (i) the modification is related to COVID-19 (i.e. the relief does not apply to any adverse impact on the credit of a borrower that is not related to the COVID-19 pandemic); (ii) the modified loan was not more than 30 days past due on December 31, 2019; and (iii) the modification was executed between March 1, 2020 and the earlier of (a) 60 days after the date the COVID-19 national emergency comes to an end or (b) January 1, 2022. The forbearances entered into by the Company with its borrowers met the criteria to apply the CARES Act relief, and as such, the modifications were not considered a TDR. As of June 30, 2021, the Company has one loan past due and is working with the borrower on a resolution.; the remaining loans are classified as performing and; as such, the Company continues to accrue interest. The Company believes the collateral value is in excess of the loan balance and outstanding interest and therefore the loan is not impaired.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. Allowances for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. ASU No. 2016-13 is effective for annual periods beginning January 1, 2023. The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements.

(j)	Deferred Loan Costs

Deferred loan costs for loans payable, loans payable - credit facility, and debenture notes payable represent commitment and other fees paid relating to loan payables, and legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of each applicable loan payable using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $693,070 and $856,334 for the six months ended June 30, 2021 and 2020, respectively, which are included in interest expense in the accompanying consolidated statements of income. At June 30, 2021 and December 31, 2020, the Company had $1,230,699 and $1,842,696, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on loans payable – credit facility totaled $61,271 and $0 for the six months ended June 30, 2021 and 2020, respectively, which are included in interest expense in the accompanying consolidated statements of income. At June 30, 2021 and December 31, 2020, the Company had $729,279 and $317,375, respectively, of unamortized deferred loan costs applicable to loans payable – credit facility. Amortization of deferred loan costs on debenture notes payable totaled $271,639 and $271,639 for the six months ended June 30, 2021 and 2020, respectively, which are included in interest expense in the accompanying consolidated statements of income. At June 30, 2021 and December 31, 2020, the Company had $814,917 and $1,086,556, respectively, of unamortized deferred loan costs applicable to debenture notes payable.

(k)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At June 30, 2021 and December 31, 2020, management determined that no loans met the nonaccrual classification.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

Loan commitment and other fees related to mortgage loan receivables are amortized over the life of each applicable loan receivable using the straight-line method and are reflected as a deduction from the related mortgage loans receivable in the accompanying consolidated balance sheets. Accretion of loan commitment and other fees totaled $2,542,028 and $2,900,453 for the six months ended June 30, 2021 and 2020, respectively, which are included in interest income in the accompanying consolidated statements of income. At June 30, 2021 and December 31, 2020, the Company had $6,539,180 and $6,370,458, respectively, of unamortized deferred commitment fees related to mortgage loan receivables.

At June 30, 2021 and December 31, 2020, there was no allowance for doubtful account receivables, as measured against specific receivables. If applicable, accounts receivables are reduced by an allowance for estimated uncollectable amounts. The Company considers a number of factors, including if accounts receivable are past due and the length of time receivables are past due, the previous loss history of the Company, and the condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

(l)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations, excluding that attributable to the minority interests, is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at June 30, 2021 and December 31, 2020. The Company’s federal income tax returns for the years 2018 through 2020 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

(2)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at June 30, 2021 and December 31, 2020 are as follows:

	June 30,	December 31,
	2021	2020
Mortgage loans receivable, gross	$590,139,526	586,212,818
Less current portion	(295,283,079)	(265,401,916)
Mortgage loans receivable, net of current portion	294,856,447	320,810,902
Less deferred loan commitment fees	(6,539,180)	(6,370,458)
Mortgage loans receivable, net - long-term	$288,317,267	314,440,444

The stated maturities of mortgage loans receivable, without consideration of various extension provisions provided for in loan agreements which generally are conditioned upon various collateral property performance metrics, and without consideration of principal payments received subsequent to June 30, 2021, are as follows:

Period ending June 30:
2021	$295,283,079
2022	69,825,140
2023	225,030,307
2024	1,000
2025	-
$590,139,526

(3)	Loans Payable

Loans payable outstanding at June 30, 2021 and December 31, 2020 are as follows:

	June 30,	December 31,
	2021	2020
Loans payable, gross	$411,222,616	427,044,456
Less current portion	(197,685,072)	(187,853,056)
Loans payable, net of current portion	213,537,544	239,191,400
Less deferred loan costs	(1,230,699)	(1,842,696)
Loans payable, net - long-term	$212,306,845	237,348,704

Each of the Company’s loans payable are secured by the collateral assignment of a first lien deed of trusts and/or mortgage receivable, described in note 3 above.

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants on June 30, 2021 and December 31, 2020.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

The stated maturities of the loan’s payable are typically 60 to 90 days after the stated maturity of the first lien deed of trust and/or mortgage receivable securing the loan payable. The stated maturities of the loans payable for the next five years, without regard to certain extension provisions provided for in such loan payables, are as follows:

Period ending June 30:
2021	$197,685,072
2022	125,370,963
2023	88,166,581
2024	-
2025 and thereafter	-
$411,222,616

(4)	Loan Payable – Credit Facility, Net

On November 24, 2020, HSF Florida, LLC (“HSF Florida”), a wholly owned subsidiary of the Company, entered into an agreement under a credit facility to an unaffiliated third party (the “HSF Florida Credit Facility”) for a loan in the maximum amount of up to $89,000,000. HSF Florida owns certain of the Company’s mortgage loan receivables. The HSF Florida Credit Facility provided for an effective interest rate of 4.9%, with a portion of interest being prepaid at the time of each advance, and ongoing quarterly interest payments based on a pay rate of 2.25% per annum through December 31, 2020, 0.25% per annum from January 1, 2021 to December 31, 2023, and 5.50% per annum thereafter through maturity. The maturity date for the HSF Florida Credit Facility is December 31, 2024 for advances made under the facility prior to December 31, 2020, and four years from the date of advance for advances made after December 31, 2020. The loan is secured through a pledge of the ownership interest of HSF Florida. The HSF Florida loan is subject to certain financial covenants under the HSF Florida Credit Facility. HSF Florida was in compliance with all financial covenants at June 30, 2021 and December 31, 2020. At June 30, 2021 and December 31, 2020, HSF Florida, LLC had $50,570,721 and $18,682,625, respectively, in loan payable – credit facility.

	June 30,	December 31,
	2021	2020
Loan payable – credit facility, gross	$51,300,000	19,000,000
Less current portion	—	—

Loan payable - credit facility, net of current portion	51,300,000	19,000,000
Less deferred loan costs	(729,279)	(317,375)
Loan payable - credit facility, net - long-term	$50,570,721	18,682,625

(5)	Debenture Notes, Net and Other Note Payable

Debenture notes, net and other note payable outstanding at June 30, 2021 and December 31, 2020 are as follows:

	June 30,	December 31,
	2021	2020
Debenture notes, gross	$48,492,095	48,802,095
Other note payable	3,100,000	3,100,000
Debenture notes, gross and other note payable	51,592,095	51,902,095
Less current portion	—	—

Debenture notes and other note payable, net of current portion	51,592,095	51,902,095
Less deferred loan costs	(814,917)	(1,086,556)
Debenture notes, net and other note payable	$50,777,178	50,815,539

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

(a)	Debenture notes, net

At June 30, 2021 and December 31, 2020, the Company had $47,677,178 and $47,715,539 in net debenture notes outstanding, respectfully (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022 for debentures purchased before September 1, 2018 and June 30, 2023 for debentures purchased on or after September 1, 2018. The Company may redeem the Debentures, in whole or in part without penalty, at any time or from time to time, prior to the maturity date, after giving at least 30 days’ written notice to the holders of the Debentures.

	June 30,	December 31,
	2021	2020
Debenture notes, gross	$48,492,095	48,802,095
Less current portion	—	—
Debenture notes, net of current portion	48,492,095	48,802,095
Less deferred loan costs	(814,917)	(1,086,556)
Debenture notes, net - long-term	$47,677,178	47,715,539

The stated maturities of the Debentures are as follows:

Period ending:
December 31, 2022	$32,600,095
June 30, 2023	15,892,000
$48,492,095

(b)	Other note payable

At June 30, 2021 and December 31, 2020, the Company had $3,100,000 in additional debenture notes outstanding, resulting from a separate unsecured loan agreement providing for the same terms as the Debentures, described in footnote 6(a) above. The stated maturities of the notes are as follows:

Period ending:
December 31, 2023	$3,000,000
July 31, 2024	100,000
$3,100,000

(6)	Related-party Transactions

(a)	HPI Property Purchase Agreement

Effective January 1, 2020, an agreement was entered into by and between HSF II and HPI (“HPI Property Purchase Agreement”) that provides HSF II protection against risk of loss on contractual principal and interest from any impaired mortgage loan receivable. Under the HPI Property Purchase Agreement, in the event HSF II or a wholly owned subsidiary acquires a collateral property through foreclosure, deed in lieu, or other means, HPI has agreed to purchase such property for an amount equal to the sum of a) the outstanding HSF II loan amount at the time the applicable property was acquired by HSF II (excluding any interest calculated at the default rate), b) an amount equal to interest that would have been earned on the applicable HSF II loan at the non-default contract rate for the period beginning the date the applicable property was acquired by HSF II through the date of purchase by HPI, and c) any direct out of pocket costs incurred by HSF II in connection with the acquisition and/or operation of the applicable property. There were no transactions under this agreement in 2021 or 2020.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

(b)	General and Administrative Expense - Management Agreement

The Company has entered into a management agreement (the “Management Agreement”) with HSF Holdings Management, LLC (the “Manager”), a wholly owned affiliate of HPI. The Management Agreement provides for the allocation and pass through of certain general and administrative expenses incurred at the HPI and Manager level to the Company, and includes, payroll and benefit costs related to the personnel engaged in the work of the Company on an exclusive basis and certain personnel on an allocated basis, rent, supplies, insurance, postage. The management fee under the Management Agreement is structured to reflect the cost of providing the general and administrative services to the Company reflected in the Management Agreement. The Management Agreement does not cover certain direct general and administrative expenses of the Company which include, among other items, certain legal expenses, advertising costs, and accounting expenses, which the Company pays directly.

As of June 30, 2021 and 2020, the Company incurred $1,563,706 and $892,592, respectively, in management fees, of which $0 and $1,009,059 are included in accounts payable and other current liabilities on the consolidated balance sheets as of June 30, 2021 and December 2020.

(c)	Affiliated Notes Payable Affiliated notes payable outstanding at June 30, 2021 and December 31, 2020 are as follows:

	June 30,	December 31,
	2021	2020
Affiliated Note Payable – HSF III	$8,278,408	8,579,363
Affiliated Notes Payable – Noncontrolling Interest	1,712,585	2,415,803
	$9,990,993	10,995,166

(i)	Affiliated Note Payable – HSF III

In 2018, Hall Structured Finance III, LLC (“HSF III”), a consolidated subsidiary of HPI, did an offering of unsecured debentures (the “HSF III Debentures”). The HSF III Debentures provide for the payment of interest on a quarterly basis, in arrears, at a rate of 8% per annum. The maturity date for the HSF III Debentures issued on or before March 31, 2019 is December 31, 2023 and for HSF III Debentures issued on or after April 1, 2019 is June 30, 2024.

HSF III has used net proceeds from the HSF III Debentures to make loans to the Company (the “HSF III Company Loan”). The HSF III Company Loan provides an interest rate of 2.49% and has a maturity date of March 31, 2022. As of June 30, 2021 and December 31, 2020, $8,278,408 and $8,579,363, respectively, were outstanding under the HSF III Company Loan, of which $43,702 and $42,778, respectively, relates to accrued and unpaid interest.

(ii)	Affiliated Notes Payable – Noncontrolling Interest

In August of 2020, $2,426,889 of noncontrolling interest investments were converted to notes payable totaling $2,415,803, with a gain on conversion of noncontrolling interest to affiliated notes payable of $11,086, effective January 1, 2020. The notes provide an interest rate of 3.54%. The maturity date for the affiliated notes payable is the earlier of January 1, 2030 or the date of a capital event.

At June 30, 2021 and December 31, 2020, $1,712,585 and $2,415,803, respectively, were outstanding under the noncontrolling interest investments converted to notes payable.

(d)	Guarantees

HPI and other affiliates of the Company guarantee certain loans payable of the Company.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

(e)	Conveyance Agreement

During the year ended December 31, 2020, a third-party borrower conveyed the underlying collateral and loan payable with a subsidiary of the Company to an affiliated entity that is effectively wholly-owned by HPI. Subsequent to the conveyance and during the year ended December 31, 2020, the affiliated entity paid off the Company’s mortgage loan receivable in full, which had an outstanding balance of $23,205,000. Interest income from an affiliate amounted to $0 and $1,411,780 at June 30, 2021 and December 31, 2020, which is included in interest income in the accompanying statements of income.

(7)	Commitments and Contingencies

As of June 30, 2021, the Company has commitments of $679.0 million to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments from proceeds received from current commitments from banks and other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

(8)	Subsequent Events

No matters or circumstances have arisen through and including August 11, 2021 that require further recognition or disclosure.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
3.1	Form of Debenture Purchase Agreement*
3.2	Form of Debenture*
4.1	Form of Subscription Documents*
6.1	Management Agreement, dated as of January 1, 2017 , by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*

 ________________

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on August 11, 2021.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
	Name:	Michael J. Jaynes
	Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President	August 11, 2021
Michael J. Jaynes	(Principal Executive Officer)

/s/ Donald L. Braun	Manager, Executive Vice President	August 11, 2021
Donald L. Braun	And Treasurer
(Principal Financial Officer and Principal Accounting Officer)